UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38241

OPTINOSE, INC.

(Exact name of registrant as specified in its charter)

777 Township Line Road, Suite 300

Yardley, Pennsylvania 19067

(267) 364-3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*Explanatory Note: Effective as of May 21, 2025, pursuant to that certain Agreement and Plan of Merger, dated as of March 19, 2025 by and among Paratek Pharmaceuticals, Inc. (“Paratek”), Orca Merger Sub, Inc. (“Merger Sub”) and OptiNose, Inc. (the “Company”), Merger Sub merged with and into the Company, with the Company surviving such merger as a wholly owned subsidiary of Paratek.

Pursuant to the requirements of the Securities Exchange Act of 1934, OptiNose, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OPTINOSE, INC.

Date: June 2, 2025	By:	/s/ Evan Loh
	Name:	Evan Loh, M.D.
	Title:	Chief Executive Officer